UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 1)

Thane International, Inc.

(Name of the Issuer)

DIRECT MARKETING HOLDINGS, INC.
THANE DM ACQUISITION, INC.
H.I.G. DIRECT MARKETING HOLDINGS, INC.
WILLIAM F. HAY
DENISE DUBARRY-HAY
(Name of Person(s) Filing Statement)

Common Stock, $.001 Par Value
(Title of Class of Securities)

883261 10 9
(CUSIP Number of Class of Securities)

Jorge L. Freeland, Esq. White & Case LLP 200 South Biscayne Boulevard 49th Floor Miami, Florida 33131 (305) 371-2700	Direct Marketing Holdings, Inc. Thane DM Acquisition, Inc. H.I.G. Direct Marketing Holdings, Inc. c/o Douglas Berman 1001 Brickell Bay Drive – 27th Floor Miami, Florida 33131 (305) 379-2322	Direct Marketing Holdings, Inc. Thane DM Acquisition, Inc. H.I.G. Direct Marketing Holdings, Inc. c/o John Black 745 Boylston Street – Suite 203 Boston, Massachusetts 02116 (617) 262-8455

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$939,847	$77

*	Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of (a) 1,892,381 shares of common stock, par value $0.001 per share, of Thane International, Inc. and (b) 792,896 warrants to purchase shares of Thane common stock, both at a price of $0.35 per share. Such number of shares represents the sum of 35,462,781 shares of Thane common stock outstanding as of December 22, 2003 less the 33,570,400 shares of Thane common stock already beneficially owned by Direct Marketing Holdings, Inc.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54
Form or Registration No.: Schedule 13E-3 (SEC File Number: 005-79300)
Filing Party: Direct Marketing Holdings, Inc.
Date Filed: October 28, 2003

SUMMARY TERM SHEET

     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Thane International, Inc. and Thane DM Acquisition, Inc., how it affects you, what your rights are with respect to the merger as a stockholder of Thane and the position of the people listed on the cover of the Schedule 13E-3 above the caption “Name of Person(s) Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.

Purpose of the Merger (Page 2).

     Immediately prior to the merger discussed below, Thane DM Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Direct Marketing Holdings, Inc., will own approximately 94.66% of the outstanding shares of Thane common stock upon the contribution of such shares by Direct Marketing Holdings. Direct Marketing Holdings intends to cause Thane DM Acquisition to merge with and into Thane as a means of acquiring all of the other shares of Thane common stock and to provide a source of liquidity to holders of those shares.

Principal Terms of the Merger.

     The Merger (Pages 1 and 20). Direct Marketing Holdings is a recently-formed company created by several of Thane’s common stockholders. Direct Marketing Holdings plans to contribute all of the shares of Thane common stock that it owns to Thane DM Acquisition in exchange for shares of common stock of Thane DM Acquisition. As a result of this contribution, Thane DM Acquisition expects that it will own approximately 94.66% of Thane’s outstanding shares. As soon as practicable after acquiring at least 90% of Thane’s outstanding shares, Direct Marketing Holdings will cause Thane DM Acquisition to merge with and into Thane in a “short form” merger under Delaware General Corporation Law Section 253. Thane DM Acquisition does not intend to enter into a merger agreement with Thane or to seek the approval of the directors of Thane for the merger. Stockholders of Thane will not be entitled to vote their shares with respect to the merger.

     Merger Consideration (Page 1). Each share of stock held by the unaffiliated public stockholders of Thane will be converted into the right to receive $0.35 in cash.

     Thane Shares Outstanding; Ownership by Direct Marketing Holdings and Thane DM Acquisition, Inc. (Pages 1 and 5). As of December 22, 2003, a total of 35,462,781 shares of Thane common stock were outstanding. In addition, as of December 22, 2003, options to purchase 3,377,000 shares of Thane common stock and warrants to purchase 792,896 shares of Thane common stock were outstanding. However, 2,577,000 of these options are exercisable at a price in excess of $0.35 per share. Any unexercised options will be converted to rights to receive shares in Direct Marketing Holdings after the merger. Any outstanding unexercised warrants will be converted into the right to receive $0.35 in cash after the merger. Direct Marketing Holdings owned a total of 33,570,400 shares of Thane common stock, or approximately 94.66% of the outstanding shares of Thane common stock, as of December 22, 2003.

     Payment for Shares (Page 20). Direct Marketing Holdings will pay you for your shares of Thane common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Thane within ten calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed letter of transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on page 20 of this Schedule 13E-3.

     Source and Amount of Funds or Other Consideration (Page 30). The total amount of funds expected to be required by Thane DM Acquisition to pay for Thane common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $1,300,000, assuming no outstanding options to acquire Thane common stock are exercised prior to the merger. Thane DM Acquisition will obtain these funds from TV Shop USA, Inc., a Delaware corporation owned by several of Direct Marketing Holdings’ stockholders, in the form of an unsecured loan. TV Shop USA, Inc. has committed to provide any financing required by Thane DM Acquisition to consummate the proposed merger. There are no conditions to the financing of the merger.

The Filing Persons’ Position of the Fairness of the Merger (Page 7).

     The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of Thane, based primarily on the following factors:

•	The market for Thane’s shares of common stock has been extremely illiquid. The opportunity for a significant number of shares of Thane common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote.

•	The merger represents an opportunity for the unaffiliated stockholders of Thane to realize cash for their shares, which would otherwise be extremely difficult or impossible given the illiquidity of the market for shares of Thane common stock.

•	The merger will provide Thane’s unaffiliated stockholders the right to receive cash for their shares of Thane’s common stock, and is not subject to any financing condition.

•	Thane will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those recently instituted under the Sarbanes-Oxley Act of 2002.

•	The unaffiliated stockholders of Thane are entitled to exercise appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See “Special Factors – Purposes, Alternatives, Reasons

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and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on pages 2 and 20, respectively, of this Schedule 13E-3.

Consequences of the Merger (Page 4).

     Completion of the merger will have the following consequences:

•	Thane will be a privately held corporation, with Direct Marketing Holdings owning 100% of the equity interest in Thane and its business.

•	Only the holders of the stock of Direct Marketing Holdings will have the opportunity to participate in the future earnings and growth, if any, of Thane. Similarly, only the holders of the stock of Direct Marketing Holdings will face the risk of losses generated by Thane’s operations or the decline in value of Thane after the merger.

•	The shares of Thane common stock will no longer be publicly traded. In addition, Thane will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

•	Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $0.35 per share in cash, without interest.

Appraisal Rights (Page 21).

     You have a statutory right to demand payment of the fair value of your Thane common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the Delaware General Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $0.35 per share in cash offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the Delaware General Corporation Law. The statutory right of appraisal is set out in Section 262 of the Delaware General Corporation Law and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel. See Item 4(d) “Terms of the Transaction – Appraisal Rights” beginning on page 21 of this Schedule 13E-3.

Where You Can Find More Information (Page 16).

     More information regarding Thane is available from its public filings with the Securities and Exchange Commission, referred to herein as the “Commission.” See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 16 and 17, respectively, of this Schedule 13E-3. If you have any questions about the merger, please contact Rick Mendez at (305) 379-2322.

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INTRODUCTION

     This Transaction Statement on Schedule 13E-3 is being filed by Direct Marketing Holdings, Inc., a Delaware corporation, Thane DM Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Direct Marketing Holdings, H.I.G. Direct Marketing Holdings, Inc., a Cayman Islands corporation and the majority stockholder of Direct Marketing Holdings, and Mr. William F. Hay and Ms. Denise DuBarry-Hay, each a significant stockholder of Direct Marketing Holdings. These entities and individuals are collectively referred to in this Transaction Statement as the “Filing Persons.” This Transaction Statement is filed pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of Thane DM Acquisition with and into Thane International, Inc., a Delaware corporation, under Section 253 of the Delaware General Corporation Law (“DGCL”). The effective date (the “Effective Date”) of the Merger is expected to be January 23, 2004 or as soon as possible afterwards.

     As of December 22, 2003, there were 35,462,781 issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Thane. As of December 22, 2003, Direct Marketing Holdings held a total of 33,570,400 Shares, or approximately 94.66% of the total Shares outstanding. Direct Marketing Holdings intends to contribute the Shares that it currently owns to Thane DM Acquisition immediately before the Effective Date in exchange for common stock of Thane DM Acquisition.

     Upon the consummation of the Merger, each outstanding Share (other than Shares held by Thane DM Acquisition, Thane and stockholders of Thane who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $0.35 per Share in cash (the “Merger Price”), without interest, upon surrender of the certificate for such Share to American Stock Transfer & Trust Company (the “Paying Agent”). The Paying Agent’s address and telephone number are: 59 Maiden Lane, Plaza Level, New York, NY 10038, (800) 937-5449.

     Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Thane on or about the Effective Date and should be read carefully.

     Under the DGCL, no action is required by the Board of Directors or the stockholders of Thane, other than Thane DM Acquisition, for the Merger to become effective. Thane will be the surviving corporation in the Merger. As a result of the Merger, Direct Marketing Holdings will be the only stockholder of Thane.

     As of December 22, 2003, options to purchase a total of 3,377,000 Shares (the “Options”) were outstanding under Thane’s 1999 stock option plan and 2002 stock option plan. The exercise prices of the outstanding Options range from $0.27 per Share to $6.60 per Share. As of December 22, 2003, warrants (the “Warrants”) to purchase a total of 792,896 Shares at an exercise price of $0.001 per Share were also outstanding. The Filing Persons do not anticipate that any of the holders of the Options and Warrants will exercise them before the Effective Date. Any unexercised Options will be retained as rights to receive shares in Direct Marketing Holdings after the Merger. Any unexercised Warrants will be converted into the right to receive $0.35 per outstanding Warrant in cash after the Merger.

     This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

     On October 24, 2003, the Board of Directors of Direct Marketing Holdings authorized the management of Direct Marketing Holdings to proceed with a proposal to merge Thane DM Acquisition, its wholly-owned subsidiary, into Thane, thereby making Thane a wholly-owned subsidiary of Direct Marketing Holdings. The purpose of the Merger is for Direct Marketing Holdings to acquire the minority public interest in Thane and to provide Thane’s stockholders other than Thane DM Acquisition (that is, the unaffiliated stockholders of Thane) with $0.35 in cash for each of their Shares. Following the Merger, Direct Marketing Holdings plans to retain Thane as part of its business. Direct Marketing Holdings believes that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the public holders of the Shares because the Shares are not readily salable in the public market. Direct Marketing Holdings also believes that, given Thane’s very small stockholder base (estimated to be approximately 650 stockholders), the costs of maintaining Thane’s status as a public company are not justified.

Alternatives

     The Filing Persons believe that effecting the transaction by way of a short-form merger with Thane DM Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for Direct Marketing Holdings to acquire the outstanding public minority equity interest in Thane. The Filing Persons considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of Thane’s Board of Directors and of the unaffiliated stockholders of Thane. The Filing Persons also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would in all likelihood still be required.

Reasons

     Thane’s common stock began trading on the over-the-counter bulletin board on May 24, 2002 upon Thane’s acquisition of the public company Reliant Interactive Media Corp. At the time of such acquisition, Thane’s management expected that Thane’s status as a public company would grant it greater access to the public capital markets and provide greater liquidity to its stockholders. Unfortunately, due to a steady decline in Thane’s financial performance after the Reliant acquisition, as well as a general decline in the equity markets during that time, Thane has not been able to realize the expected benefits of becoming a public company. As a result, certain of the Filing Persons determined that the costs and potential liabilities of maintaining Thane as a public company, particularly since the enactment of Sarbanes-Oxley Act of 2002, greatly outweighed the potential benefits. Accordingly, the Filing Persons and certain officers and directors of Thane contributed their Shares to Direct Marketing Holdings in October 2002 in anticipation of taking Thane private.

     In determining whether to acquire the outstanding public minority equity interest in Thane and to effect the Merger, the Filing Persons considered the following to be the principal benefits of taking Thane private:

•	the reduction in the amount of public information available to competitors about Thane’s businesses that would result from the termination of Thane’s obligations under the reporting requirements of the Commission;

•	the elimination of additional burdens on management associated with public reporting and other tasks resulting from Thane’s public company status, including, for example, the dedication of time by and resources of Thane’s management and Board of Directors to stockholder inquiries and investor and public relations;

•	the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Thane would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in savings of approximately $500,000 per year, including audit and legal fees;

•	the greater flexibility that Thane’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in Thane’s quarterly earnings;

•	the fact that the trading volume of Thane’s Shares had dwindled in the last six months to the point that from April 1, 2003 through September 30, 2003 an average of only 2,946 Shares traded per day, and no Shares traded on 82 of the 127 trading days during this period; and

•	recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float.

     The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Thane, including leaving Thane as a majority-owned, public subsidiary.

     In the view of the Filing Persons, the principal advantage to the Filing Persons of leaving Thane as a majority-owned, public subsidiary would be the ability of the Filing Persons to invest for other purposes the cash that would otherwise be required to buy the minority stockholder interest in Thane. The disadvantages of leaving Thane as a majority-owned, public subsidiary which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving Thane as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

     The Filing Persons also considered the low volume of trading in the Shares and considered that the Merger would result in immediate liquidity for the unaffiliated stockholders of Thane. In addition, the Filing Persons considered the downward trends in the price of the Shares in the past twelve months.

     The Filing Persons have determined to effect the Merger at this time because they wish to immediately realize the benefits of taking Thane private, as discussed above. The Filing Persons were not able to effect a transaction like the Merger before acquiring a significant equity interest in Thane. Thane’s stock price was not a significant factor in the timing of the Filing Persons’ decision to conduct the Merger.

     This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the unaffiliated stockholders of Thane to receive cash for their Shares quickly and allows Thane to become a wholly-owned subsidiary of Direct Marketing Holdings without any action by the Board of Directors of Thane or the unaffiliated stockholders of Thane.

Effects

     General. Upon completion of the Merger, only the holders of the stock of Direct Marketing Holdings will have the opportunity to participate in the future earnings and growth, if any, of Thane. Similarly, only the holders of the stock of Direct Marketing Holdings will face the risk of losses generated by Thane’s operations or the decline in value of Thane after the merger. The Filing Persons will indirectly realize all of the benefit in the estimated $500,000 of cost savings resulting from Thane no longer being public. The Filing Persons’ beneficial ownership of Thane immediately prior to the Merger in the aggregate will amount to approximately 94.66%. Upon completion of the Merger, the Filing Persons’ interest in Thane’s book value (approximately $9.1 million on March 31, 2003) and net income (loss) (approximately $(37.0) million for the fiscal year ended March 31, 2003) will increase from approximately 94.66% to 100% of those amounts.

     Stockholders. Upon completion of the Merger, the unaffiliated stockholders of Thane will no longer have any interest in, and will not be stockholders of, Thane and therefore will not participate in Thane’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Thane. In addition, the unaffiliated stockholders of Thane will not share in any distribution of proceeds after any sales of businesses of Thane, whether contemplated at the time of the Merger or after the Merger. See Item 6(c), “Purposes of the Transaction and Plans or Proposals – Plans,” beginning on page 29 of this Schedule 13E-3. All of the unaffiliated stockholders of Thane’s other incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Thane and to receive appraisal rights upon certain mergers or consolidations of Thane (unless such appraisal rights are perfected in connection with the Merger), will be extinguished upon completion of the Merger.

     Upon completion of the Merger, the unaffiliated stockholders of Thane will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Thane, in the form of the Shares. In summary, if the Merger is completed, the unaffiliated stockholders of Thane will have no ongoing rights as stockholders of Thane (other than statutory appraisal rights in the case of unaffiliated stockholders of Thane who are entitled to and perfect such rights under Delaware law).

     The Shares. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, Thane will no longer be required to file annual, quarterly and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal stockholder of Thane will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Thane certain profits from the purchase and sale of Shares.

     The Options. Thane has outstanding stock options to purchase up to an aggregate 3,377,000 Shares to certain employees pursuant to Thane’s 1999 stock option plan and 2002 stock option plan. Such options have exercise prices that range from $0.27 per Share to $6.60 per Share and have expiration dates that range from June 2009 to November 2012. After the merger, Direct Marketing Holdings intends to cause Thane to make proportional adjustments to the number of shares of common stock reserved for issuance under its stock option plans and issuable under outstanding options and adjustments to the exercise prices of outstanding options, to take into account the effects of the Merger. The Filing Persons do not anticipate that any option holder will exercise his or her options prior to the Effective Date.

     The Warrants. The Warrants represent a right to purchase up to an aggregate of 792,896 Shares at a price of $.001 per share. The Warrants are held by two financial institutions with whom Thane had a business relationship. The Filing Persons do not anticipate that these two financial institutions will exercise the Warrants prior to the Effective Date. Each outstanding unexercised Warrant will be converted into the right to receive $0.35 in cash after the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a general description of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Schedule 13E-3. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not address any aspect of state, local, foreign or other taxation, and does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that received our stock as compensation for the performance of services;

•	persons that will hold our stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons that have a “functional currency” other than the U.S. dollar;

•	holders that are deemed to own 10% or more, by voting power or value, of our stock; or

•	holders that are not U.S. Holders (as defined below).

     For purposes of this description, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;

•	a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

     The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder will recognize gain or loss equal to the difference between (1) the amount of cash that such stockholder receives in the Merger (including amounts you receive if you assert your appraisal rights) and (2) such stockholder’s adjusted tax basis in its Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the Merger, the stockholder has held the Shares for more than one year.

     The cash payments made to a stockholder pursuant to the Merger will be subject to U.S. federal backup withholding at a rate of 30% unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. In addition, such payments generally will be subject to information reporting.

EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

     Because each of Direct Marketing Holdings, Thane DM Acquisition and HIG Direct Marketing Holdings may be deemed to be the beneficial owners of a majority of the Shares, such Filing Persons, together with William F. Hay and Denise DuBarry-Hay, who are also Filing Persons, may be deemed “affiliates” of Thane within the meaning of Section 12b-2 under the Exchange Act. Accordingly, the rules of the Commission require the Filing Persons, as affiliates of Thane, to express their belief as to the substantive and procedural fairness of the Merger to the unaffiliated stockholders of Thane.

     Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the unaffiliated stockholders of Thane. This belief is based, in part, upon the factors considered by the Board of Directors of Direct Marketing Holdings in reaching their determination that the Merger is fair to the unaffiliated stockholders of Thane.

     On October 20, 2003 and October 24, 2003, the Board of Directors of Direct Marketing Holdings held two telephonic meetings at which the proposed plan to acquire the minority stockholder interest in Thane through the Merger was presented and discussed. At these meetings, the Direct Marketing Holdings Board of Directors resolved to take Thane private by having Direct Marketing Holdings acquire for cash, through the Merger, all of the Shares held by the unaffiliated stockholders of Thane at a purchase price of $0.35 per Share in cash. The Direct Marketing Holdings Board of Directors determined that the Merger is fair to the unaffiliated stockholders of Thane.

Factors Considered In Determining Fairness

     In reaching its determination that the terms of the Merger are fair to the unaffiliated stockholders of Thane, the Direct Marketing Holdings Board of Directors and the other Filing Persons considered the factors set forth in this Section, which constitute all of the material factors considered by the Direct Marketing Holdings Board of Directors and the other Filing Persons in making their determination. The Direct Marketing Holdings Board of Directors and the other Filing Persons determined that each of the following factors supported their belief that the Merger is both substantively and procedurally fair to the unaffiliated stockholders of Thane:

•	Financial Analysis. In considering the fairness of the Merger from a financial point of view to Thane’s unaffiliated stockholders, the Direct Marketing Holdings Board of Directors and the other Filing Persons reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the Shares that result from the application of accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the management of Direct Marketing Holdings (“Direct Marketing Holdings Management”) at the direction of the Direct Marketing Holdings Board of Directors for the Direct Marketing Holdings Board of Directors’ and the Filing Persons’ review, consideration and adoption. The financial analyses undertaken by Direct Marketing Holdings Management included an analysis based upon discounted cash flows, net book values and public trading multiples. The analysis based upon discounted cash flows indicated an estimated range of equity values for the Shares of approximately $0.21 to $0.38 per Share (excluding Shares held in treasury and Shares issuable upon exercise of Options and Warrants). The analysis based upon net book values indicated an estimated range of equity values for the Shares of approximately $0.26 to $0.32 per Share (excluding Shares held in treasury and Shares issuable upon exercise of Options and Warrants). The Direct Marketing Holdings Board of Directors considered the discounted cash flow methodology used by Direct Marketing Holdings Management to be analogous to a determination of Thane’s going concern value. Direct Marketing Holdings management considered an analysis of trading multiples of companies engaged in businesses which Direct Marketing Holdings Management judged to be analogous to Thane’s business, but determined that such analysis would not provide a useful range of equity values since (1) Direct Marketing Holdings Management was unable to identify a significant number of public companies that were sufficiently analogous to Thane’s business and (2)

Thane’s negative earnings during its most recent fiscal year and projected negative earnings in the near future does not allow for a meaningful analysis of comparable public company trading multiples. See “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 2 of this Schedule 13E-3.

•	Information concerning the financial performance, condition, business operations and prospects of Thane. The Filing Persons believed the Merger Price to be attractive in light of Thane’s current financial performance, profitability and growth prospects. Thane’s income (loss) from operations has decreased significantly, to approximately $(34.9) million for the year ended March 31, 2003, compared to approximately $30.6 million for the year ended March 31, 2002, and approximately $(1.8) million for the six month period ended September 30, 2003, compared to approximately $2.8 million for the six month period ended September 30, 2002. The decreases for the year ended March 31, 2003 were due primarily to certain non-cash write-offs of the goodwill associated with Thane’s acquisitions of Krane Products, Inc. and Reliant Interactive Media Corp. in March 2002 and May 2002, respectively, while the decreases for the six month period ended September 30, 2003 were primarily attributable to lower gross profits (resulting from higher advertising and media costs) and higher general and administrative expenses (resulting in part from higher legal expenses and higher expenses generally in the Internet division). In light of these increased losses, the Filing Persons concluded that the Merger would be fair to the unaffiliated stockholders of Thane in that it would shift the risk of the future financial performance of Thane from such unaffiliated stockholders, who do not have the power to control Thane’s business, entirely to the Filing Persons, who do have the power to control Thane’s business and who have the resources to manage and bear the risks inherent in the business over the long term.

•	The market price and relative lack of liquidity for the Shares, and the liquidity that will be realized by the unaffiliated stockholders of Thane from the Merger. The Filing Persons reviewed the trading history in Thane’s common stock and determined that it has been sporadic. During the six month period ended September 30, 2003, the average daily trading volume for Thane’s common stock was less than 3,000 Shares per day and no Shares traded on 82 of the 127 trading days during this period. The Filing Persons believed that the liquidity that would result from the Merger would be beneficial to the unaffiliated stockholders of Thane because Direct Marketing Holdings’ ownership of approximately 94.66% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of Direct Marketing Holdings.

•	Net book value analysis. Based on Thane’s (1) audited consolidated balance sheet at March 31, 2003 and (2) unaudited consolidated balance sheet at September 30, 2003, Thane had total net book value of approximately $9.1 million and approximately $11.5 million at such respective balance sheet dates, resulting in book values per Share of $0.26 and $0.32 at such respective balance sheet dates (excluding Shares held in treasury and Shares issuable upon exercise of Options and Warrants). The Filing Persons believe that the Merger Price represents a fair price when compared with such net book values.

•	Liquidation value analysis. The Board of Directors of Direct Marketing Holdings did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that Thane be liquidated, whether or not the Merger was completed. See Item 6(c) — “Purposes of the Transaction and Plans or Proposals — Plans” on page 29 of this Schedule 13E-3. The Filing Persons also believed that the piecemeal sale of Thane’s assets suggested by a liquidation analysis of Thane would not yield a higher price per Share than the proposed Merger Price because a liquidation analysis would have to take into account the complexities of each individual sale transaction and the increased legal and financial expenses expected to be incurred by Thane in connection with such individual sales.

•	Report of Advance Business Valuations. As described in “Reports, Opinions, Appraisals and Negotiations — Preparer and Summary of the Report, Opinion or Appraisal” below, Advance Business Valuations presented an analysis of the fairness of the Merger Price, using several accepted valuation methodologies, to the Board of Directors of Direct Marketing Holdings on September 24, 2003. A copy of the report of this analysis is attached hereto as Exhibit (c).

•	Lack of Firm Offers. Neither Direct Marketing Holdings nor its majority stockholder, H.I.G. Direct Marketing Holdings, had solicited nor received an offer for Thane from a third party in the two years leading up to the October 2003 meetings of the Direct Marketing Holdings Board of Directors, nor subsequently. In addition, Direct Marketing Holdings intends to retain its majority holdings in Thane, and did not seek a buyer for Thane. These facts foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Thane or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of Thane. Accordingly, it is unlikely that finding a third party buyer for Thane was a realistic option for the unaffiliated stockholders of Thane. The Filing Persons considered the absence of any third party buyer for Thane to support the fairness of the Merger to the unaffiliated stockholders of Thane, because the absence of a third party buyer demonstrated that the proposed Merger with Direct Marketing Holdings was the only likely source of prompt liquidity for the Shares which was simultaneously available to all of the unaffiliated stockholders of Thane.

•	Procedural Fairness. The Filing Persons also determined that the Merger is procedurally fair to the unaffiliated stockholders of Thane. In making such determination, the Filing Persons considered the following factors:

     Approval of Security Holders. Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the stockholders of Thane (other than Direct Marketing Holdings).

     Unaffiliated Representative. The majority of Thane’s directors who are not employed by Thane have not obtained a representative to act on behalf of the unaffiliated stockholders of Thane.

     Approval of the Directors of Thane. Because the Merger is being effected as a short-form merger under Section 253 of the DGCL, it does not require approval by the Board of Directors of Thane.

     Other Offers. No other firm offers have been made in the last two years for: (1) the merger or consolidation of Thane with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Thane; or (3) a purchase of Thane’s securities that would enable the holder to exercise control of Thane.

     Notwithstanding the foregoing factors, the Filing Persons believe that the Merger is procedurally fair because the unaffiliated stockholders of Thane will be entitled to exercise appraisal rights to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d) “Terms of the Transaction — Appraisal Rights” beginning on page 21 of this Schedule 13E-3) and because the Filing Persons are providing advance notice of the Merger and believe that they have disclosed fully the relevant information to permit unaffiliated stockholders of Thane to determine whether to accept the Merger Price or to exercise their appraisal rights with respect to their Shares. Moreover, the Merger has been structured in compliance with Section 253 of the DGCL, which prescribes procedures for “short-form” mergers.

     The Filing Persons have considered all of the foregoing factors and related analyses as a whole to support their belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Thane.

     In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Thane, the Filing Persons have considered the following four factors:

•	following the consummation of the Merger, the unaffiliated stockholders of Thane will cease to participate in the future earning or growth, if any, of Thane, or benefit from an increase, if any, in the value of their holdings in Thane;

•	the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the unaffiliated stockholders of Thane and the fact that certain officers and directors of Thane may have actual or potential conflicts of interest in connection with the Merger as disclosed herein;

•	because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by Thane’s

Board of Directors or Thane’s stockholders (other than Thane DM Acquisition), neither Thane’s Board of Directors nor the unaffiliated stockholders of Thane will have the opportunity to vote on the Merger; and

•	Thane’s Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated stockholders of Thane and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

     After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Thane.

     In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the unaffiliated stockholders of Thane, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

     The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the unaffiliated stockholders of Thane, as it is their view that the factors they considered provided a reasonable basis to form their belief.

     Specifically, in forming their belief as to the fairness of the Merger to the unaffiliated stockholders of Thane, the Filing Persons did not consider the purchase prices paid by them for past purchases of Shares or the fact that they did not attempt to “shop” Thane to prospective buyers as an alternative to the Merger. The Filing Persons did not consider the purchase prices paid by the Filing Persons for past purchases of Shares to be material to their conclusion regarding the fairness of the Merger because the prices paid or deemed to have been paid for such Shares may not reflect the current value of Thane. Thane’s financial condition has materially worsened since such purchases were made. The Filing Persons believe that “shopping” Thane would not only entail substantial time delays and detract from the amount of management’s time and energy focused on Thane’s business, but would also disrupt and discourage Thane’s employees and create extreme uncertainty among Thane’s customers and suppliers.

     In addition, the Filing Persons did not consider current or historical market prices for the Shares as relevant to their belief that the Merger is fair. Historical market prices do not reflect Thane’s current financial condition, which has generally continued to worsen over the past several months. The Filing Persons believe that while the average of the closing prices for the Shares during the period from January 1, 2003 to October 17, 2003 (the last date on which the Shares traded prior to the date of the first meeting of the Board of Directors of Direct Marketing Holdings held to discuss the Merger), slightly higher than the Merger Price at approximately

$0.38 per Share, such trading prices are not indicative of the fair value of the Shares. The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares even at those prices due to the general lack of liquidity for the Shares. The Filing Persons believe that any trades at that time were speculative and did not reflect any measure of the fair or intrinsic value of the Shares. Notwithstanding the foregoing, the Filing Persons noted that the proposed Merger Price represented a premium of 35% over the closing price of $0.26 per Share on October 17, 2003.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Preparer and Summary of the Report, Opinion or Appraisal

     Advance Business Valuations presented an analysis of the fairness of the Merger Price, using several accepted valuation methodologies, to the Board of Directors of Direct Marketing Holdings on October 20, 2003. A copy of the report of this analysis is attached hereto as Exhibit (c). This report, including the selection of valuation methodologies, was prepared by Advance Business Valuations to assist the Board of Directors of Direct Marketing Holdings with its evaluation of the Merger.

THE FINANCIAL ANALYSIS CONDUCTED BY ADVANCE BUSINESS VALUATIONS WAS PROVIDED TO THE BOARD OF DIRECTORS OF DIRECT MARKETING HOLDINGS, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT PUBLIC STOCKHOLDERS SHOULD EXERCISE THEIR APPRAISAL RIGHTS.

     In conducting their financial analysis, Advance Business Valuations reviewed, among other things:

•	the audited consolidated financial statements of Thane for the fiscal year ended March 31, 2003, 2002 and 2001;

•	the unaudited consolidated financial statements of Thane for the period ended June 30, 2003;

•	current and historical market prices of the Shares;

•	certain publicly available information concerning the business of Thane and of certain other companies engaged in businesses deemed by Advance Business Valuations to be comparable to those of Thane;

•	the reported market prices for securities of certain other companies deemed by Advance Business Valuations to be comparable to Thane;

•	publicly available terms of certain transactions involving companies deemed by Advance Business Valuations to be comparable to Thane and the consideration paid for such companies;

•	the terms of other business combinations deemed relevant by Direct Marketing Holdings management; and

•	certain agreements with respect to outstanding indebtedness and obligations of Thane.

     Advance Business Valuations also held discussions with members of Direct Marketing Holdings with respect to certain aspects of the Merger, the past and current business operations of Thane, the financial condition and future prospects and operations of Thane and other matters believed necessary or appropriate to its inquiry. In addition, Advance Business Valuations reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its financial analysis.

     The following is a summary of the material financial analyses undertaken by Advance Business Valuations with respect to Thane and presented to the Board of Directors of Direct Marketing Holdings:

     Discounted Cash Flow Analysis. Advance Business Valuations conducted a discounted cash flow analysis for the purpose of determining the equity value per Share based on the number of Shares issued and outstanding but excluding any Shares held in treasury and any Shares issuable upon the exercise of Options and Warrants. Advance Business Valuations calculated the after tax cash flows that Thane is expected to generate during fiscal years 2004 through 2008 based upon financial projections prepared by the management of Thane. Advance Business Valuations also calculated a terminal asset value of Thane at the beginning of fiscal 2009 equal to approximately 5.2 times the after tax cash flow projected for fiscal 2009. The after tax cash flows and the terminal asset value were then discounted to present value using a weighted average cost of capital methodology and an equity cost of capital methodology. The discount rate selected by Advance Business Valuations for the weighted average cost of capital was approximately 22.4% and for the equity cost of capital was approximately 25.3%. Based on this analysis, Advance Business Valuations concluded the Merger Price was fair compared to the estimated present value of each Share.

     Public Trading Multiples. Using publicly available information, Advance Business Valuations compared selected financial data of Thane with similar data for selected publicly traded companies engaged in businesses which it judged to be analogous to Thane’s business. The companies selected by Advance Business Valuations were Nautilus Group, Inc. and Salton, Inc. These companies were selected, among other reasons, because they compete in similar industries with fairly similar competitive dynamics and growth potential. For each comparable company, publicly available financial performance through the most recent last twelve months and 36 months was measured. In addition, Advance Business Valuations derived estimates of net income for the year ending March 31, 2004, for each comparable company from the Institutional Brokers Estimates System.

     Advance Business Valuations applied a range of multiples derived from such analysis to Thane’s estimated EBITDA, book value, enterprise value and net income for each period noted above, and arrived at the opinion that the Merger Price was fair.

     As described above, Advance Business Valuations’ financial analysis was only one of many factors considered by the Board of Directors of Direct Marketing Holdings in their determination that the terms of the Merger are fair to the unaffiliated Public Stockholders and should not be viewed as determinative of the views of the Board of Directors of Direct Marketing Holdings with respect to the value of Thane.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

     See the section above captioned “Summary Term Sheet.”

Item 2. Subject Company Information

     (a)  Name and Address. The name of the subject company is Thane International, Inc. The principal executive offices of Thane are located at 78-140 Calle Tampico, La Quinta, California 92253 and its telephone number is (760) 777-0217.

     Thane is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.

     (b)  Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.001 per share. As of December 22, 2003, a total of 35,462,781 shares of Thane common stock were outstanding. In addition, as of December 22, 2003, options to purchase 3,377,000 Shares were outstanding, and warrants to purchase an additional 792,896 Shares were outstanding.

     (c)  Trading Market and Price. Prior to May 24, 2002, Thane was privately held and its stock did not trade on any national securities exchange. Since May 24, 2002, the Shares have been trading on the over-the-counter bulletin board under the symbol “THAN.” The following table sets forth the high and low closing sales prices per Share for each of the periods indicated, as reported on the over-the-counter bulletin board.

	High	Low

FISCAL 2003
First Quarter (from May 24, 2002 to June 30, 2002)	$8.50	$4.80
Second Quarter	$4.70	$1.65
Third Quarter	$1.50	$0.33
Fourth Quarter	$0.60	$0.30
FISCAL 2004
First Quarter	$0.51	$0.30
Second Quarter	$0.65	$0.25
Third Quarter (from October 1, 2003 to December 19, 2003)	$0.52	$0.26

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

     (d)  Dividends. To the knowledge of the Filing Persons, after making reasonable inquiry, Thane has never declared or paid any dividends in respect of the Shares.

     (e)  Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, Thane, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A thereunder.

     (f)  Prior Stock Purchases. None of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two years, except as described under Item 5(e) below.

Item 3. Identity and Background of Filing Persons

     Direct Marketing Holdings, Inc.

     (a)  Name and Address. Direct Marketing Holdings is a recently-formed company that was created by several of Thane’s common stockholders. The principal business address of Direct Marketing Holdings, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322. Direct Marketing Holdings beneficially owns approximately 94.66% of the Shares. These Shares were acquired under a contribution agreement, as discussed below in Item 5. “Past Contacts, Transactions, Negotiations and Agreements.”

     (b)  Business Background of Entity. Direct Marketing Holdings, a Delaware corporation, owns approximately 94.66% of the Shares. Direct Marketing Holdings has been formed for the purpose of holding the Shares and serving as the vehicle with respect to any further transactions involving Thane.

     (c)  Business and Background of Natural Persons. The name, business address, position with Direct Marketing Holdings, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Direct Marketing Holdings, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

     Thane DM Acquisition, Inc.

     (a)  Name and Address. Thane DM Acquisition was recently formed by Direct Marketing Holdings for this transaction. Thane DM Acquisition’s principal business address, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322. Thane DM Acquisition is wholly owned by Direct Marketing Holdings, which beneficially owns approximately 94.66% of the Shares.

     (b)  Business Background of Entity. Thane DM Acquisition, a newly organized corporation wholly owned by Direct Marketing Holdings, was formed for the sole purpose of merging with and into Thane. Thane DM Acquisition is organized under the laws of the State of Delaware.

     (c)  Business and Background of Natural Persons. The name, business address, position with Thane DM Acquisition, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Thane DM Acquisition, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

     H.I.G. Direct Marketing Holdings, Inc.

     (a)  Name and Address. The principal business address of H.I.G. Direct Marketing Holdings, which also serves as its principal office, is P.O. Box 309, George Town, Grand Cayman, Cayman Islands, and its telephone number is (305) 379-2322. Its principal business is investment in, and management of, direct marketing companies. H.I.G. Direct Marketing Holdings and its affiliates beneficially own (through their ownership interest in Direct Marketing Holdings) approximately 62.20% of the Shares.

     (b)  Business Background of Entity. H.I.G. Direct Marketing Holdings is a company organized under the laws of the Cayman Islands.

     (c)  Business and Background of Natural Persons. The name, business address, position with H.I.G. Direct Marketing Holdings, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of H.I.G. Direct Marketing Holdings, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

     William F. Hay

     (a)  Name and Address. William F. Hay’s principal business address is 78-140 Calle Tampico, La Quinta, California 92253, and his telephone number is (760) 777-0217. Mr. Hay beneficially owns (through his ownership interest in Direct Marketing Holdings) approximately 12.81% of the Shares.

     (b) Business Background of Entity. Not applicable.

     (c)  Business Background of Natural Person. Mr. Hay co-founded Thane and has served as Thane’s Chairman and Chief Executive Officer since the Company’s inception in 1990. Mr. Hay is married to Denise DuBarry-Hay and is a citizen of Canada. For more information regarding Mr. Hay, reference is made to Thane’s Form 10-K for the fiscal year ended March 31, 2003.

     Denise DuBarry-Hay

     (a)  Name and Address. Denise DuBarry-Hay’s principal business address is 78-140 Calle Tampico, La Quinta, California 92253, and her telephone number is (760) 777-0217. Ms. DuBarry-Hay beneficially owns (through her ownership interest in Direct Marketing Holdings) approximately 12.81% of the Shares.

     (b) Business Background of Entity. Not applicable.

     (c)  Business Background of Natural Person. Ms. DuBarry-Hay co-founded Thane and has served as a director of Thane since the Company’s inception in 1990. Ms. DuBarry-Hay currently serves as the President of Thane, a position she has held since September 2003. Prior to being named President of Thane, Ms. DuBarry-Hay had been the Chief Creative Officer of Thane since the Company’s inception in 1990. Ms. DuBarry-Hay is married to William F. Hay and is a citizen of the U.S. For more information regarding Ms. DuBarry-Hay, reference is made to Thane’s Form 10-K for the fiscal year ended March 31, 2003.

     Neither William F. Hay nor Denise DuBarry-Hay (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Other persons

     The name, business address, position with the relevant organization, principal occupation, five-year employment history and citizenship of each of the control people, officers and directors and group members, together with the names, principal businesses and addresses of any corporations or other organizations in which principal occupations are conducted, are set forth on Schedule I hereto.

Item 4. Terms of the Transaction

     (a)  Material Terms. Prior to the Effective Date, Direct Marketing Holdings plans to contribute up to 33,570,400 Shares to Thane DM Acquisition, representing in the aggregate approximately 94.66% of the Shares outstanding. On the Effective Date, Thane DM Acquisition will merge with and into Thane pursuant to Section 253 of the DGCL, with Thane to be the surviving corporation. To so merge, the Board of Directors and the stockholder of Thane DM Acquisition will approve the Merger and Thane DM Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

•	each Share issued and outstanding immediately prior to the Effective Date (other than the shares of the common stock of Thane held by Direct Marketing Holdings) will be cancelled and extinguished and each Share held by the unaffiliated stockholders of Thane (other than Shares held by unaffiliated stockholders of Thane, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price; and

•	each share of Thane DM Acquisition’s capital stock issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and nonassessable share of common stock of Thane as the surviving corporation of the Merger. As a result of the Merger, Direct Marketing Holdings will own all of the outstanding equity interests in Thane.

     Under the DGCL, because Thane DM Acquisition will hold at least 90% of the outstanding Shares prior to the Merger, Thane DM Acquisition will have the power to effect the Merger without a vote of Thane’s Board of Directors or stockholders of Thane. Thane DM Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Thane’s Board of Directors or stockholders of Thane. The Merger Price payable to unaffiliated stockholders of Thane is $0.35 in cash per Share. The reasons for the Merger are set out in “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Reasons.”

     Upon completion of the Merger, in order to receive the cash Merger Price of $0.35 per Share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent, who is Joseph Wolf at American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record on the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

     The Merger will be accounted for as the acquisition of a minority interest by Direct Marketing Holdings, using the purchase method of accounting.

     For federal income tax purposes, the receipt of the cash by holders of the Shares pursuant to the Merger will be a taxable sale of the holders’ Shares. See “Certain Federal Income Tax Consequences of the Merger.”

     (c)  Different Terms. Stockholders of Thane will be treated as described in Item 4(a) “Terms of the Transaction – Material Terms.”

     (d)  Appraisal Rights. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Exhibit (f).

     Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by Thane, as the surviving corporation in the Merger, within ten calendar days of the Effective Date. Any unaffiliated stockholders of Thane entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from Thane an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs Thane of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.

     Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Douglas Berman, Vice President, at Direct Marketing Holding’s offices at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, with a copy to John Black, President at H.I.G. Capital LLC, 745 Boylston Street, Suite 203, Boston, Massachusetts 02116.

     If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

     A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

     Within 120 calendar days after the Effective Date, Thane, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Thane is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Thane.

     Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights and, if appraisal rights are available, will be entitled, upon written request, to receive from Thane a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Thane or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

     If a petition for an appraisal is timely filed and a copy is served upon Thane, Thane will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

     The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

     If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to Thane a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Thane. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

     For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of appraisal will realize taxable gain or loss. See “Certain Federal Income Tax Consequences of the Merger.”

     The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to the Delaware Appraisal Statute, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (F) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

     (e)  Provisions for Unaffiliated Security Holders. None of the Filing Persons intends to grant unaffiliated stockholders special access to Thane’s records in connection with the Merger. None of the Filing Persons intends to obtain counsel to or appraisal services for unaffiliated stockholders of Thane.

     (f)  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a)(1) Transactions.

     Inventory Repurchases from TV Shop USA, Inc.

     In July 2003, TV Shop USA, Inc., a Delaware corporation, entered into an agreement with Thane pursuant to which TV Shop USA purchases inventory from Thane’s foreign manufacturers and subsequently resells it to Thane once the shipments arrive in the U.S. The inventory is resold to Thane at cost plus a 2% markup necessary to cover the cost of interest expense. H.I.G. Direct Marketing Holdings, William F. Hay and Denise DuBarry-Hay are the principal stockholders of TV Shop USA.

     Paribas Warrant Repurchase

     On February 12, 2002, Thane entered into a Stock and Warrant Purchase and Redemption Agreement with Paribas North America, Inc., Paribas Capital Funding LLC and H.I.G. Direct Marketing Holdings. Pursuant to this agreement, on March 13, 2002, Thane purchased from the Paribas entities warrants to purchase an aggregate of 3,964,448 shares of Thane’s common stock. As consideration for such purchase, Thane paid $4,000,000 in cash to the Paribas entities and issued the Warrants to purchase an aggregate of 792,896 shares of its common stock. The exercise price per Warrant was set forth as $.0001 per Warrant. This agreement is incorporated herein by reference to Exhibit 10.27 of Thane International, Inc. Form S-4/A filed on February 21, 2002.

     In conjunction with the Paribas Warrant purchase, Thane redeemed 3,171,552 shares of its common stock held by H.I.G. Direct Marketing Holdings for a redemption price of $.0001 per share. Such redemption was in full satisfaction of H.I.G. Direct Marketing Holdings’ obligations under the Redemption Agreement it entered into with Thane on June 10, 1999. Pursuant to the Redemption Agreement, 3,964,448 shares of Thane’s common stock held by H.I.G. Direct Marketing Holdings were subject to redemption by Thane upon the exercise of any of the warrants held by the Paribas entities. The exercise price for each warrant was set forth as the market price of the common stock of Thane at time of conversion.

     Krane Products, Inc. Acquisition

     On March 15, 2002, Thane acquired all of the outstanding equity interests in Krane Products, Inc. in exchange for 2,634,768 shares of its common stock. KPI, Inc., an affiliate of H.I.G. Direct Marketing Holdings, Inc., owned approximately 50.4% of the outstanding Krane common stock. The terms of the Agreement and Plan of Merger, including the merger consideration, were negotiated between Thane and the minority stockholders of Krane. Thane believes that the terms of the Agreement and Plan of Merger were at least as favorable to Thane as could have been obtained from an unaffiliated third-party.

     In connection with the Krane acquisition, KPI and Krane entered into a certain Amended and Restated Make-Well Agreement, dated as of March 15, 2002, pursuant to which KPI agreed to provide up to $500,000 of financial support to Krane for the benefit of LaSalle Bank National Association.

     H.I.G. Capital, LLC Consulting Agreement

     Thane has entered into an Amended and Restated Consulting Agreement, dated as of January 8, 2002, with H.I.G. Capital, LLC, an affiliate of H.I.G. Direct Marketing Holdings, pursuant to which H.I.G. Capital, LLC provides Thane with management consulting and financial services at least through January 8, 2007. Pursuant to the Amended and Restated Consulting Agreement, H.I.G. Capital agreed to terminate the aggregate monthly fees of $37,500 payable by Thane contained in the original consulting agreement and that certain Consulting Agreement, dated as of May 16, 2000, by and between Krane Products, Inc. and H.I.G. Capital, LLC in exchange for a one time $1.5 million cash payment by Thane to H.I.G. Capital, LLC. In connection with this payment, H.I.G. Capital, LLC has agreed to continue to provide management, consulting and financial services to Thane for no additional charge.

     In addition, Thane has agreed to pay H.I.G. Capital, LLC investment banking fees, in exchange for investment banking services, equal to (1) 2.0% of the fair market value of any companies acquired by Thane, (2) 2.0% of the consideration received by Thane upon the sale of all or substantially all of its stock or assets, and (3) 1.0% of any funds raised by Thane pursuant to any future equity financings.

     Transactions with Management

     Since 1999, Thane has leased an aircraft from La Quinta Air Corp. for use by Thane’s executive officers. William F. Hay and Denise DuBarry-Hay are the principal stockholders of La Quinta Air Corp. On May 1, 2001, Thane entered into a five-year leasing arrangement with La Quinta Air Corp. with respect to a Westwind II airplane at a monthly cost of approximately $30,000 plus routine maintenance, insurance and costs. During fiscal 2003, the lease payment was renegotiated down to approximately $26,000 per month.

     In September 2003, Thane canceled the lease on the Westwind II airplane and entered in to a new lease with La Quinta Air Corp. on a Super King Air 200 airplane. The new lease is for a 15-month term at a monthly cost of $12,500 plus routine maintenance, insurance a -“nd costs.

     Thane leases an automobile from La Quinta Air Corp. on a month-to-month basis for use by William F. Hay and Denise DuBarry-Hay at a monthly cost of $1,769.

     Thane leases residential property located at 78030 Coronados, La Quinta, California from William F. Hay and Denise DuBarry-Hay on a month-to-month basis at a monthly cost of $3,800. This property is used to house certain of our officers, directors and other business related guests. Management believes these accommodations save Thane substantial lodging expenses.

     Prior to August 2002, Thane leased commercial office space located at 78-140 Calle Tampico, La Quinta, California, our principal executive offices, from William F. Hay and Denise DuBarry-Hay at a monthly cost of $22,362. The lease has a term of 20-years commencing on

June 1, 2001. In August 2002, the stockholders sold the building to an unrelated third-party subject to the terms of the existing lease. The lease terms have remained the same since the sale of the property.

     (b)  Significant Corporate Events. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) Thane or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Thane’s securities, election of Thane’s directors or sale or other transfer of a material amount of assets of Thane.

     (c)  Negotiations or Contacts. Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (1) any affiliates of Thane or (2) Thane or any of its affiliates and any person not affiliated with Thane who would have a direct interest in such matters.

     (d)  Conflicts of Interest. The following are all agreements, arrangements or understandings, and any actual or potential conflicts of interest, deemed to be material, between any of the Filing Persons or their affiliates and Thane, its executive officers, directors or affiliates.

     The Filing Persons may be deemed to be in control of Thane because they currently own 94.66% of the outstanding Shares.

     William F. Hay owned 4,543,964 Shares that were contributed to Direct Marketing Holdings on October 24, 2003 and which, after the Merger, will continue to be outstanding. Mr. Hay is a member of the Board of Directors of Thane and serves as its Chairman and Chief Executive Officer. As a result, there may be a potential conflict of interest between Thane and Mr. Hay.

     Denise DuBarry-Hay owned 4,543,964 Shares that were contributed to Direct Marketing Holdings on October 24, 2003 and which, after the Merger, will continue to be outstanding. Ms. DuBarry-Hay is a member of the Board of Directors of Thane and serves as its President. As a result, there may be a potential conflict of interest between Thane and Ms. DuBarry-Hay.

     (e)  Agreements Involving the Subject Company’s Securities. The following are all the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of Thane.

     Equityholders Agreement

     An Equityholders Agreement, dated as of June 10, 1999, was entered by and among Thane International, Inc., Paribas Capital Funding LLC, Paribas North America, Inc. and HIG

Infomercial Company (n/k/a H.I.G. Direct Marketing Holdings, Inc.). This agreement defines the equity rights among the parties, including transfer restrictions, tag-along rights, drag-along rights and registration rights. This agreement is incorporated herein by reference to Exhibit 10.17 of Thane International, Inc. Form S-4 filed on January 3, 2002.

     Stock and Warrant Purchase and Redemption Agreement

     A Stock and Warrant Purchase and Redemption Agreement, dated as of February 12, 2002, was entered into by and among Thane, Paribas North America, Inc., Paribas Capital Funding LLC and H.I.G. Direct Marketing Holdings. Under this agreement, Paribas North America, Inc. and Paribas Capital Funding LLC agreed to sell, and Thane agreed to purchase, certain warrants held by the two Paribas entities, in exchange for $4 million and the issuance of class B common stock. H.I.G. Direct Marketing Holdings agreed to transfer 99,111 of its shares of class A common stock to Thane, and Thane agreed to pay a nominal price in return, in satisfaction of a prior agreement. This agreement is incorporated herein by reference to Exhibit 10.27 of Thane International, Inc. Form S-4/A filed on February 21, 2002.

     Agreement and Plan of Merger

     An Agreement and Plan of Merger, dated March 15, 2002, was entered into by and among Krane Holdings, Inc., Thane, Krane Acquisition Corporation, Krane Holdings Acquisition Corporation, and each of the stockholders listed on the signature pages thereto. Under the agreement, Thane issued shares of its common stock to the stockholders of Krane Holdings, Inc., a Delaware corporation, in connection with Thane’s acquisition of all of the issued and outstanding capital stock of Krane Products, Inc. This agreement is incorporated herein by reference to Exhibit 10.27 of Thane International, Inc. Form S-4/A filed on March 29, 2002.

     Amended and Restated Agreement and Plan of Merger

     Amendment No. 2 to Amended and Restated Agreement and Plan of Merger, dated May 20, 2002, was entered into by and among Thane, Reliant Acquisition Corporation, Reliant Interactive Media Corp., and Kevin Harrington, Timothy Harrington and Mel Arthur, stockholders of Reliant Interactive Media Corp. Under this amendment, the parties agreed to changes in escrow arrangements and for the inclusion of certain loans to Kevin Harrington and Timothy Harrington, combined with earn-out provisions. This amendment is incorporated herein by reference to Exhibit 10.29 of Thane International, Inc. Form 10-K filed on July 7, 2002.

     Stock Purchase Agreement

     A Stock Purchase Agreement, dated as of July 2, 2003, was entered into by and among H.I.G. Direct Marketing Holdings, William F. Hay, Denise DuBarry-Hay, Kevin Harrington, Timothy Harrington and Mel Arthur. Under this agreement, H.I.G. Direct Marketing Holdings, William F. Hay and Denise DuBarry-Hay purchased an aggregate of 1,771,421 shares of common stock of Thane from Kevin Harrington, Timothy Harrington and Mel Arthur for an aggregate purchase price of $440,000, or approximately $0.25 per share.

     Contribution Agreement

     A Contribution Agreement, dated October 24, 2003, was entered into by and among H.I.G. Direct Marketing Holdings, KPI, Inc., Desert Value Holdings, Inc., Sonya Amman, Dean Belbas, Denise DuBarry-Hay, William F. Hay, The Hay Family Generation Skipping Trust (Remus Haste, Trustee), Jerry Horn, Hayley Jacobs, Denise Kovac, Gary Kranz, Steven Kranz, Nancy Lentini, Jeff Moe, Stephen D. Newman, Tom Rolapp, J. Robert Swidler, Mark Taylor, Amir Tukulj, Louise West, Richard Whinfrey, Brett J. Wilson and Joseph Wosik (collectively, the “Direct Marketing Holding Stockholders”) and Direct Marketing Holdings. This agreement governs the ownership structure and governance of Direct Marketing Holdings. This agreement is incorporated herein by reference to Exhibit 99.2 of Schedule 13D filed by the Filing Persons and certain other persons on October 24, 2003.

     Stockholders’ Agreement

     A Stockholders’ Agreement, dated October 24, 2003, was entered into among Direct Marketing Holdings and the Direct Marketing Holding Stockholders. It governs the rights of the Direct Marketing Holdings Stockholders, including their voting rights, tag-along and drag-along rights, registration rights and indemnification. This agreement is incorporated herein by reference to Exhibit 99.3 of Schedule 13D filed by the Filing Persons and certain other persons on October 24, 2003.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a)  Purposes. Not applicable.

     (b)  Use of Securities Acquired. The Shares acquired in the Merger from the unaffiliated stockholders of Thane will be cancelled.

     (c)  Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Thane will, except as set forth in this Schedule 13E-3, be conducted by Thane substantially as they are currently being conducted. Direct Marketing Holdings intends to continue to evaluate the business and operations of Thane with a view to maximizing Thane’s potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. Direct Marketing Holdings intends to cause Thane to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Thane’s duty to file reports pursuant to the Exchange Act. For additional information see Item 4 “Terms of the Transaction” and “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Effects” beginning on pages 20 and 2, respectively, of this Schedule 13E-3.

     The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sales of any of Thane’s businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Thane’s current management, except that Direct Marketing Holdings intends to appoint a Board of Directors, a majority of the members of which will be representatives of the Filing Persons.

     Except as otherwise described in this Schedule 13E-3, Thane has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Thane after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by Thane after the completion of the Merger;

•	any change in the Board of Directors or management of Thane;

•	any material change in Thane’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in Thane’s corporate structure or business.

Item 7. Purposes, Alternatives, Reasons and Effects of the Merger

     See “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 2 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

     See “Fairness of the Merger” beginning on page 7 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

     See “Reports, Opinions, Appraisals and Negotiations” beginning on page 13 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

     (a)  Source of Funds. The total amount of funds required by Thane DM Acquisition to pay the Merger Price to all unaffiliated stockholders of Thane, and to pay related fees and expenses, is estimated to be approximately $1,300,000, assuming no outstanding options to acquire Thane common stock are exercised prior to the merger. Thane DM Acquisition will obtain the necessary funds from TV Shop USA, Inc. in the form of an unsecured loan that will bear interest at a rate of 6.00% per year and will become due and payable and the one-year anniversary of the Merger. H.I.G. Direct Marketing Holdings, William F. Hay and Denise DuBarry-Hay are the principal stockholders of TV Shop USA, Inc. Because TV Shop USA, Inc. has committed to provide the necessary financing for the Merger, Thane DM Acquisition has no alternative financing arrangements. No plans or arrangements have been made by Thane DM Acquisition or Direct Marketing Holdings with respect to the repayment or the refinancing of this loan.

     (b)  Conditions. There are no conditions to the Merger or the financing of the Merger.

     (c)  Expenses. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

     None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

     The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees

Legal fees and expenses	$250,000
Printing	50,000
Filing	62
Paying Agent (including mailing)	15,000
Miscellaneous fees and expenses	20,000

Total	$335,062

     (d)  Borrowed Funds. See Item 10(a) “Source and Amount of Funds or Other Consideration – Source of Funds.”

Item 11. Interest in Securities of the Subject Company

     (a)  Securities Ownership. On the Effective Date, immediately prior to the Merger, Thane DM Acquisition is expected to be the owner of 33,570,400 Shares, representing approximately 94.66% of the outstanding Shares. Because (1) Direct Marketing Holdings holds a 100% of the equity interest in Thane DM Acquisition, (2) H.I.G. Direct Marketing Holdings and its affiliates hold a 65.70% equity interest in Direct Marketing Holdings, (3) William F. Hay holds a 13.54% equity interest in Direct Marketing Holdings and (4) Denise DuBarry-Hay holds a 13.54% equity interest in Direct Marketing Holdings, each may also be deemed to be the beneficial owners of these Shares.

     (b)  Securities Transactions. Direct Marketing Holdings will contribute 33,570,400 Shares to Thane DM Acquisition on the Effective Date immediately prior to the Merger.

     Other than the purchases described in Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

     Not applicable.

Item 13. Financial Information

     (a)  Financial Information. The audited consolidated financial statements of Thane as of and for the fiscal years ended March 31, 2003 and March 31, 2002 are incorporated herein by reference to the Consolidated Financial Statements of Thane included as Item 8 to Thane’s Annual Report on Form 10-K for its fiscal year ended March 31, 2003 (the “Form 10-K”). The unaudited consolidated financial statements of Thane for the six month fiscal period ended September 30, 2003 are incorporated herein by reference to Item 1 of Thane’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2003 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are referred to as the “Company Reports.”

     Thane’s ratio of earnings to fixed charges was (6.78):1 and 2.58:1 for the fiscal years ended March 31, 2003 and 2002, respectively, and was (1.11):1 and 2.31:1 for the six months ended September 30, 2003 and 2002, respectively. Thane’s book value per share as of September 30, 2003 was $0.32.

     Thane Reports are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

     (b)  Pro Forma Information. Not applicable.

     (c)  Summary Information. Set forth below is certain selected consolidated financial information with respect to Thane and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Thane contained in the Form 10-K and the unaudited consolidated financial statements of Thane contained in the Form 10-Q. The information as of September 30, 2003 is derived from Thane’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. More comprehensive financial information is included in Thane Reports and in other documents filed by Thane with the Commission, and the following financial information is qualified in its entirety by reference to Thane’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

     The selected financial information presented below as of and for the fiscal years ended March 31, 2001, 2002 and 2003 has been derived from Thane’s audited consolidated financial statements. The selected financial information as of and for the six months ended September 30, 2003 and September 30, 2002 are derived from Thane’s unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments that Thane considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the six months ended September 30, 2003 and September 30, 2002 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporation by reference herein.

Selected Consolidated Financial Information

	Year ended			Six months ended
	March 31,			September 30,

	2001	2002	2003	2002	2003

	(dollars in thousands, except per share data)
Statement of Operations Data:
Total revenues	$189,937	$231,453	$159,224	$65,354	$66,397
Cost of sales, including selling expenses	148,722	179,775	132,866	51,094	53,841
General and administrative expenses	12,210	20,662	34,655	11,215	14,061
Impairment of goodwill (4)	—	—	25,888	—	—
Depreciation	146	422	715	272	303
Total costs and expenses	161,078	200,859	194,124	62,581	68,205
Income (loss) from operations	28,859	30,594	(34,900)	2,773	(1,808)
Interest income (expense), net (1)(3)	(2,497)	(11,492)	(5,006)	1,099	1,419
Minority interest and other	(317)	(382)	(286)	65	97
Income (loss) before income taxes (benefit)	26,045	18,720	(40,192)	1,609	(3,324)
Provision (benefit) for income taxes	10,053	8,860	(3,143)	630	488
Income (loss) from continuing operations	15,992	9,860	(37,049)	979	(3,812)
Discontinued operations, net of tax	—	—	—	894	574
Extraordinary gain on extinguishment of debt	—	—	—	—	5,157
Net income (loss)	$15,992	$9,860	$(37,049)	$1,873	$1,919
Weighted average shares – basic	32,079,968	32,533,958	33,029,868	32,812,424	34,119,697
Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.50	$0.30	$(1.12)	$0.03	$(0.11)
Net income (loss)	$0.50	$0.30	$(1.12)	$0.06	$0.06
Weighted average shares – diluted	32,079,968	35,064,425	33,029,868	34,786,679	35,161,108
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.50	$0.28	$(1.12)	$0.03	$(0.11)
Net income (loss)	$0.50	$0.28	$(1.12)	$0.05	$0.05
Statement of cash flow data:
Net cash provided by (used in) operating activities	$1,567	$23,199	$(8,012)	$(7,959)	$8,494
Net cash provided by (used in) investing activities	(669)	(1,710)	(1,384)	(1,479)	(88)
Net cash provided by (used in) financing activities	913	(11,981)	(297)	(1,412)	(7,271)
Net increase (decrease) in cash and cash equivalents	$1,811	$9,508	$(9,693)	$(10,850)	$1,135
Other operating and financial data:
EBITDA (2)	$29,005	$31,016	$(34,185)	$3,045	$(1,505)
Capital expenditures	319	961	440	203	88
Total costs and expenses as a percentage of total revenues	84.81%	86.78%	121.92%	95.76%	102.72%
Income (loss) from operations as a percentage of total revenues	15.19%	13.22%	(21.92)%	4.24%	(2.72)%
EBITDA as a percentage of total revenues (2)	15.27%	13.40%	(21.47)%	4.66%	(2.27)%

	At March 31,	At September 30,
Balance sheet data:	2003	2003

	(In thousands)
Cash and cash equivalents	$3,875	$5,010
Accounts receivable, net	18,045	10,784
Total assets	53,969	39,267
Long-term debt	8,667	5,677
Capital lease obligation	3,238	3,238
Total stockholders’ equity	9,115	11,469

(1)	In June 1999, Thane completed a leveraged recapitalization pursuant to which Thane redeemed approximately $36.0 million of equity securities and borrowed approximately $23.5 million in debt. The accounting treatment for the transaction reduced stockholders’ equity by $29.9 million.

(2)	As used in the table above, EBITDA consists of earnings (loss) before interest, income taxes, minority interest and other, depreciation, and amortization. From the table above, EBITDA is computed by combining the amounts related to income (loss) from operations and depreciation and amortization. We believe that, because EBITDA is a measure of financial performance, it is useful to investors as an indicator of a company’s ability to fund its operations and to service or incur debt. EBITDA is not a measure calculated under accounting principles generally accepted in the United States. Other companies may calculate EBITDA differently. It is not an alternative to operating income as an indicator of our operating performance or an alternative to cash flows from operating activities as a measure of liquidity and investors should consider these measures as well.

(3)	In connection with the refinancing of prior credit facilities, we entered into an agreement in February 2002 to repurchase certain warrants held by our prior lenders to acquire 3,964,448 shares of common stock. On March 13, 2002, we purchased all of the warrants issued to such lenders in exchange for a $4.0 million cash payment and the issuance of new warrants to purchase an aggregate of 792,896 shares of common stock. As a result, we recorded approximately $9.1 million in interest expense in fiscal 2002.

(4)	As of December 31, 2002, Krane Holdings, Inc. (Krane), a wholly-owned subsidiary of Thane, was in default of its credit facility with LaSalle Bank National Association due to violations of certain debt covenants. In addition, this credit facility matured in February 2003. Thane was unable to negotiate a waiver for these violations or a short-term extension of this facility. As a result, on June 18, 2003, LaSalle exercised its secured rights under this facility, and accordingly, took possession of 100% of the capital stock of Krane. In addition, Thane’s evaluation of the fair value of Krane’s assets as of March 31, 2003 indicated they were not sufficient to recover the recorded costs. Therefore, as of March 31, 2003, Thane recognized a non-cash write-off of 100% of the goodwill associated with the Krane acquisition, or $21.8 million. In conjunction with the Krane acquisition, Thane’s current lenders entered into an intercreditor agreement with LaSalle whereby they agreed that there would be no cross-default between the credit facilities of Krane and Thane. Accordingly, the aforementioned events did not result in a default under Thane’s existing credit facility. Finally, Thane performed an evaluation of its remaining goodwill related to Thane’s acquisition of Reliant Interactive Media Corp. (Reliant) in May 2002. Due to the unpredictable nature of Reliant’s future cash flows and the employment agreements with former majority shareholders of Reliant expiring on March 31, 2005, Thane concluded that the fair value of Reliant’s assets are not sufficient to recover the recorded costs. Accordingly, Thane has recognized a non-cash write-off of the goodwill associated with Reliant of $4.1 million.

     Recent Financial Performance. Thane’s unaudited consolidated financial statements for the six-month period ended September 30, 2003, which have been provided to the Filing Persons, indicated that Thane had total revenues, income (loss) from operations and net income of $66.4 million, $(1.8) million and $1.9 million, respectively, compared to $65.4 million, $2.8 million and $1.9 million, respectively, for the six-month period ended September 30, 2002.

Thane’s total stockholders’ equity was $11.5 million on September 30, 2003, compared to total stockholders’ equity of $61.2 million on September 30, 2002.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

     (a)  Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

     (b)  Employees and Corporate Assets. No employees or corporate assets of Thane will be used by the Filing Persons in connection with the Merger.

Item 15. Additional Information

     None.

Item 16. Exhibits

(a)	Letter from Direct Marketing Holdings to Thane shareholders

(b)	None

(c)	Stock valuation analysis of Advance Business Valuations

(d)	None

(f)	Delaware General Corporation Law Section 262 – Appraisal Rights

(g)	None

SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2003

H.I.G. DIRECT MARKETING HOLDINGS, INC.

By:	/s/ Sami Mnaymneh

Name: Sami Mnaymneh
Title: Vice President and Secretary

DIRECT MARKETING HOLDINGS, INC.

By:	/s/ John Black

Name: John Black
Title: President

THANE DM ACQUISITION, INC.

By:	/s/ John Black

Name: John Black
Title: President

/s/ William F. Hay

William F. Hay

/s/ Denise DuBarry-Hay

Denise DuBarry-Hay

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

Direct Marketing Holdings

PRINCIPAL OCCUPATION OR
	POSITION WITH	EMPLOYMENT AND
	DIRECT MARKETING	FIVE-YEAR EMPLOYMENT
NAME AND ADDRESS	HOLDINGS	HISTORY

Douglas Berman c/o Direct Marketing Holdings, Inc. 1001 Brickell Bay Drive 27th Floor Miami, Florida 33131	Director, Vice President, Secretary and Treasurer	Managing Director of H.I.G. Capital Management, Inc. since 1996

John Black c/o H.I.G. Capital LLC 745 Boylston Street Suite 203 Boston, Massachusetts 02116	Director and President	Managing Director of H.I.G. Capital Management, Inc. since 1996

Direct Marketing Holdings beneficially owns approximately 94.66% of the outstanding Shares.

Thane DM Acquisition

PRINCIPAL OCCUPATION OR
EMPLOYMENT AND
	POSITION WITH	FIVE-YEAR EMPLOYMENT
NAME AND ADDRESS	THANE DM ACQUISITION	HISTORY

Douglas Berman c/o Direct Marketing Holdings, Inc. 1001 Brickell Bay Drive 27th Floor Miami, Florida 33131	Director, Vice President, Secretary and Treasurer	Managing Director of H.I.G. Capital Management, Inc. since 1996

John Black c/o H.I.G. Capital LLC 745 Boylston Street Suite 203 Boston, Massachusetts 02116	Director and President	Managing Director of H.I.G. Capital Management, Inc.

To the knowledge of the Filing Persons, neither Thane DM Acquisition nor any director or executive officer of Thane DM Acquisition beneficially owns any Shares (or rights to acquire

Schedule I

Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by Direct Marketing Holdings.

H.I.G. Direct Marketing Holdings

Each individual’s business address is P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

PRINCIPAL OCCUPATION OR
EMPLOYMENT AND
	POSITION WITH H.I.G. DIRECT	FIVE-YEAR EMPLOYMENT
NAME AND ADDRESS	MARKETING HOLDINGS	HISTORY

Anthony Tamer	President	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaymneh	Vice President and Secretary	Managing Partner of H.I.G. Capital Management, Inc. since 1993

H.I.G. Direct Marketing Holdings and certain of its affiliates indirectly beneficially own 62.20% of the outstanding Shares, through their equity ownership in Direct Marketing Holdings.

Controlling persons

Sami Mnaymneh and Anthony Tamer

     Messrs. Sami Mnaymneh and Anthony Tamer are the two lead principals of various entities known as “H.I.G.,” including several investment funds and entities that hold minority and majority positions in a number of companies. Mr. Mnaymneh holds an interest, directly or indirectly, of approximately 26%, and Mr. Tamer holds an interest, directly or indirectly, of approximately 28%, in H.I.G. Advisors, L.L.C. Additionally, as noted in “—H.I.G. GP-II, Inc.” below, Mr. Tamer is President and Mr. Mnaymneh is Vice President and Secretary of H.I.G. GP-II, Inc.

     Sami Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has been an active investor in a number of sectors including telecommunications services and information technology, and has been extensively involved in H.I.G.’s industry consolidation investments. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

     Anthony Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has led a number of successful investments at H.I.G. in both the management buyouts and venture capital arenas. Mr. Tamer has extensive experience working with, and coaching, early stage and middle-market companies. He

Schedule I-2

Schedule I

is a board member of several H.I.G. portfolio companies. Prior to co-founding H.I.G., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

H.I.G. GP-II, Inc.

     (a)  Name and Address. The principal business address of H.I.G. GP-II, Inc., which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322.

     (b)  Business Background of Entity. H.I.G. GP-II, Inc. is a company organized under the laws of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the general partner of H.I.G. Partners II, L.P. and the manager of H.I.G. Advisors, L.L.C.

     (c)  Business and Background of Natural Persons. Each individual’s business address is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

PRINCIPAL OCCUPATION OR
EMPLOYMENT AND
	POSITION WITH	FIVE-YEAR EMPLOYMENT
NAME AND ADDRESS	H.I.G. GP-II, INC.	HISTORY

Anthony Tamer	President	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaymneh	Vice President and Secretary	Managing Partner of H.I.G. Capital Management, Inc. since 1993

     H.I.G. GP-II, Inc. disclaims beneficial ownership of all Shares except to the extent of its pecuniary interest therein.

H.I.G. Partners II, L.P.

     (a)  Name and Address. The principal business address of H.I.G. Partners II, L.P. is P.O. Box 309, George Town, Grand Cayman, Cayman Islands, and its telephone number is (305) 379-2322.

     (b)  Business Background of Entity. H.I.G. Partners II, L.P. is a limited partnership organized under the laws of the Cayman Islands. Its principal business is as a private equity investment company. It is the general partner of H.I.G. Investment Group II, L.P.

Schedule I-3

Schedule I

H.I.G. Advisors, L.L.C.

     (a)  Name and Address. The principal business address of H.I.G. Advisors, L.L.C., which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322.

     (b)  Business Background of Entity. H.I.G. Advisors, L.L.C. is a limited liability company organized under the laws of the state of Delaware. Its principal business is as a private equity management company. It is the general partner of H.I.G. Capital Partners II, L.P.

H.I.G. Investment Group II, L.P.

     (a)  Name and Address. The principal business address of H.I.G. Investment Group II, L.P. is P.O. Box 309, George Town, Grand Cayman, Cayman Islands, and its telephone number is (305) 379-2322.

     (b)  Business Background of Entity. H.I.G. Investment Group II, L.P. is a limited partnership organized under the laws of the Cayman Islands. Its principal business is as a private equity investment company. It owns approximately 49% of H.I.G. Direct Marketing Holdings.

H.I.G. Capital Partners II, L.P.

     (a)  Name and Address. The principal business address of H.I.G. Capital Partners II, L.P., which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322.

     (b)  Business Background of Entity. H.I.G. Capital Partners II, L.P. is a limited partnership organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns approximately 38% of H.I.G. Direct Marketing Holdings.

None of the persons for whom information is provided in this Schedule I (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

Schedule I-4

Exhibit (a)

LETTER FROM DIRECT MARKETING HOLDINGS, INC.

     Dear Thane Stockholder:

     On January 23, 2004, Direct Marketing Holdings, Inc. intends to take Thane International, Inc. private through a “short-form” merger. The purposes of this letter and the Schedule 13e-3 Transaction Statement that accompanies this letter are to:

•	tell you more about the merger,

•	explain why we think that the $0.35 per share in cash that you will receive in the merger is fair consideration for your shares and

•	let you know about your rights for an appraisal hearing under Delaware law.

     Neither you nor Thane’s Board of Directors is being asked to approve the merger. Under Delaware law, Direct Marketing Holdings, Inc. beneficially owns a sufficient number of shares to cause the merger to occur. After the merger, Direct Marketing Holdings, Inc. will be the only shareholder of Thane. In the merger, which we hope will occur on January 23, 2004, or as soon after that as possible, you will receive $0.35 in cash for each share of Thane stock that you own as of that date. If you do not believe that $0.35 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.35 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES. The amount determined by such court may be higher or lower than $0.35 per share.

     Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal. Please do not submit your stock certificates before you have received these documents.

     After the merger, the common stock of Thane will not be publicly traded. Thane also will not be required to file reports with the Securities and Exchange Commission. In addition, the merger will have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely yours,

Direct Marketing Holdings, Inc.

Exhibit (a)-1

Exhibit (c)

STOCK VALUATION ANALYSIS OF ADVANCE BUSINESS VALUATIONS

Fairness Opinion

September 24, 2003

Board of Directors
Direct Marketing Holdings, Inc.
Thane DM Acquisition, Inc.
Mr. Douglas Berman
1001 Brickell Bay Dr. 27th Floor
Miami, FL 33131

Mr. John Black
H.I.G. Capital LLC
745 Boylston Street, Suite 203
Boston, Massachusetts 02116

Ladies and Gentlemen:

Paul D. DeStefanis, P.A. d/b/a Advanced Business Valuations (“Advance Business Valuations”) was retained by Direct Marketing Holdings, Inc. (“DMH”) to express an opinion as to the fairness of the merger and related transactions (the “Going Private Transaction”) to the holders of common stock and options to purchase common stock of Thane International, Inc. (“Thane”), as of April 8, 2002. The proposed Going Private Transaction is as follows: 24 current shareholders (the “Affiliated Shareholders”) of Thane’s issued and outstanding common stock (“Common Stock”) will contribute their stock to DMH, a newly formed entity. DMH will transfer this stock to Thane DM Acquisition, Inc. (“Thane DM”), a wholly-owned subsidiary of DMH. The Affiliated Shareholders own over 90% of Thane’s Common Stock. Thane DM will then conduct a “short form” merger for the remaining outstanding shares of Common Stock, which are held by unaffiliated holders (“Unaffiliated Shareholders”). The “short form” merger will be performed under Section 253 of Delaware General Corporation Law, by converting the remaining outstanding Common Stock in the right to receive cash. Thane DM will receive cash from DMH in order to pay Thane shareholders being merged out in the Going Private Transaction. The Going Private Transaction, described in Thane’s preliminary Securities and Exchange Commission Schedule 13E-3, allows for certain other shareholders to also contribute their Common Stock to DMH. DMH’s management does not expect that any other shareholders will contribute their Common Stock to DMH.

The Unaffiliated Shareholders would be paid $0.35 per share in cash consideration in exchange for their shares of Common Stock (the “Per Share Purchase Price”).

Exhibit (c)-1

Exhibit (c)

Advanced Business Valuations is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, divestitures, public and private offerings, and gift and estate taxes. Paul D. DeStefanis, CPA/ABV, ASA, CVA, has over twenty years of professional experience, including eight years with an international accounting and consulting firm. In addition to being a Certified Public Accountant, he is an Accredited Business Valuator (an American Institute of Certified Public Accountants designation), an Accredited Senior Appraiser (an American Society of Appraisers (“ASA”) designation) and a Certified Valuation Analyst (a National Association of Certified Valuation Analyst (“NACVA”) designation). He is also a member of the Institute of Business Appraisers (“IBA”). The ASA, NACVA and IBA are organizations whose members are a dominant force in the business valuation and litigation support discipline. His designations recognize extensive training and experience in the specialized field of business valuations, litigation support and financial analysis. He is a past member of the NACVA’S Education Board and graduated from the University of Florida in 1982 with a BS in Accounting. He is also a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

In arriving at our opinion, we have discussed with the senior management of DMH their view of Thane’s operations, financial statements, and future prospects. Additionally, we have considered and analyzed the nature of the business and history of the enterprises, the economic outlook in general, the outlook of the industry, Thane’s historical earnings and cash flow, the outlook for the future earnings, the book value of the stock, Thane’s financial condition, its dividend-paying capacity, past transactions in Thane’s stock, and prices at which other public companies in related lines of business are selling both on a minority and a control basis.

Specific documents relied upon in arriving at our opinion included the preliminary Schedule 13E-3; Thane’s Securities and Exchange Commission Form 10-K and audited financial statements for the years ended March 31, 2003, 2002 and 2001; Securities and Exchange Commission Forms 10-Q and unaudited financial statements for the three months ended June 30, 2003 and 2002, September 30, 2002 and December 31, 2002; Thane’s Articles of Incorporation and Bylaws; common stock trading prices from inception through September 10, 2003; various other current Thane documents that are publicly available, including but not limited to current marketing literature. We also analyzed financial statements and other material regarding comparative public companies, acquisition data for the industry, required rates of return on common stocks in general, material discussing the economic outlook and the industry outlook, and such other material as we deemed appropriate.

In rendering this opinion, we have not independently verified the accuracy, completeness, and fairness of all financial and other information that was publicly available or furnished to us by Thane’s management or its shareholders, independent accountants or attorneys. We have relied, without independent verification, on all financial and other information that was provided to us and that no other information known to the providers of such information conflicts with that data. Had we been engaged to perform a more detailed analysis or an audit or review of the underlying data, matters may have come to our attention that could have a material impact on the estimate of value contained in the Fairness Opinion. Accordingly, we take no responsibility for the underlying data presented in the Fairness Opinion.

Exhibit (c)-2

Exhibit (c)

This Fairness Opinion is furnished solely for the benefit of DMH and Thane DM’s Board of Directors and may not be relied upon by any other person without our express, written consent.

Based on our analysis of the factors deemed relevant, it is our opinion that the proposed Per Share Purchase Price in the Going Private Transaction is fair from a financial point of view to the Common Stock shareholders of Thane.

Respectfully submitted,

/s/ Paul D. DeStefanis

Advanced Business Valuations

9/24/2003
Date

Exhibit (c)-3

Exhibit (f)

DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal Rights.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

     (1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

     (2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security

Exhibit (f)

on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

     (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2)  If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights

Exhibit (f)-2

Exhibit (f)

of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service

Exhibit (f)-3

Exhibit (f)

file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

Exhibit (f)-4

Exhibit (f)

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Exhibit (f)-5